Exhibit 99.1

Alterity Therapeutics Limited

ACN 080 699 065

Appendix 4E Preliminary Final Report
30 June 2020

Lodged with the ASX under Listing Rule 4.3A.

This information should be read in conjunction with the Appendix 4E.

Alterity Therapeutics Limited

Appendix 4E - Preliminary Final Report

For the year ended 30 June 2020

Name of entity	Alterity Therapeutics Limited
ABN or equivalent company reference	37 080 699 065
Current reporting period	30 June 2020
Corresponding reporting period	30 June 2019

Results for announcement to the market

				$

Revenue for ordinary activities	Down	84.2%	to	17,117
Net loss after tax (from ordinary activities) for the year attributable to members	Down	18.5%	to	10,059,684
Net loss after tax for the year attributable to members	Down	18.5%	to	10,059,684

Net tangible assets per share

	30 June 2020	30 June 2019

Net tangible asset backing per share (cents)	1.01	1.92

Explanation of results

Alterity Therapeutics Limited recorded revenue of $17,117 for the year ended 30 June 2020 (2019: $108,538), which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss for the year of $10,059,684 (2019: $12,337,830). T his loss has decreased due to the reduced research and development expenditure relating to the Group’s lead product candidate ATH434 following completion of the Phase 1 clinical trial in July 2019.

For further details relating to the current period’s results, refer to the Review of operations and activities contained within this document.

Changes in controlled entities

N/A

Other information required by Listing Rule 4.3A

N/A

Audit

This preliminary financial report is based on accounts which are in the process of being audited. The 30 June 2020 financial report, when audited, is likely to contain an independent auditor’s report which includes an emphasis of matter related to a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Additional disclosure has been included in Note 22(a)(vi) to the preliminary financial report.

Alterity Therapeutics Limited

ACN 080 699 065

Appendix 4E Preliminary Final Report

30 June 2020

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Chairman & CEO

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Dr. David Sinclair
Non-Executive Director

Mr. Tristan Edwards
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd
Level 6/400 Collins St
Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited

Review of operations and activities

30 June 2020

Review of Operations and Activities

This report provides details of activities and progress for Alterity Therapeutics Limited for the year ended 30 June 2020.

Alterity is developing first-in-class therapies to treat neurodegenerative diseases. The Company’s lead drug candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to block the accumulation and aggregation of alpha-synuclein (α-synuclein). Alpha-synuclein, when aggregated in the brain, is a pathological hallmark of Parkinsonian conditions and is considered an important biologic target for treating these neurodegenerative diseases.

ATH434 is an oral small molecule drug candidate with potential for treating synucleinopathies such as Parkinson’s disease and Multiple System Atrophy (MSA), a type of parkinsonian disorder which has been selected as the first disease target. MSA is a rare and rapidly progressive neurological disorder affecting adults.

ATH434 has demonstrated pre-clinical evidence as a potential treatment of MSA and produced encouraging results in its Phase 1 clinical program. The company is in the preparatory phase of planning for its Phase 2 clinical trial.

Meeting with US FDA provides development pathway for ATH434

In June 2020, Alterity received guidance from the US Food and Drug Administration (FDA) in relation to the development pathway for ATH434 following the successful completion of its Phase 1 clinical trial. The pre-IND (Investigational New Drug) meeting was to obtain input on the clinical development plan for ATH434, including feedback on the Phase 2 study design.

Alterity reached agreement with the FDA on the non-clinical investigations required to support the Phase 2 study. In addition, the FDA agreed to key aspects of the Company’s Phase 2 study design including the proposed patient population, safety monitoring plan and strategy for evaluating drug exposure during the study.

As there are currently no approved treatments for MSA and, therefore, no regulatory precedent regarding accepted efficacy endpoints, the FDA and Alterity will work together to develop an endpoint that is best suited for the MSA patients to be studied. The FDA has also encouraged Alterity to utilise data from a natural history study that Alterity has planned with clinical and neuroimaging experts at Vanderbilt University Medical Center in the US.

This natural history study, referred to as bioMUSE, or biomarkers of Progression in Multiple System Atrophy, will enrol early stage MSA patients and track change in clinical parameters and biomarkers for up to one year. Natural history studies are important for characterizing disease progression over time in selected patient populations. Well-conducted, these studies can provide vital information to optimize clinical trial design and inform the selection of biomarkers to evaluate target engagement of drug candidates.

In parallel with the US strategy, Alterity is also pursuing a regulatory pathway in Europe and Australia. Given the uncertainty of study conduct and recruitment in the COVID-19 era, and with the need to target sites that are minimally impacted, it is prudent for the Company to be flexible in identifying and recruiting sites around the world and maintaining optionality. Planning is underway to meet with European authorities.

European Commission approves Orphan Designation for ATH434

The European Commission (EC) granted Orphan Drug designation to ATH434, which entitles Alterity to ten years of market exclusivity in the European Union for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants. This followed the US FDA granting ATH434 orphan drug status for the treatment of MSA in January 2019.

The approval was based on the recommendation of a positive opinion from the European Medicines Agency’s Committee for Orphan Medicinal Products, which was announced on the 18th of November 2019.

Alterity Therapeutics Limited

Review of operations and activities

30 June 2020

(continued)

Completion of Phase 1 Clinical Trial

In July 2019 Alterity announced that it had successfully completed its Phase 1 study of ATH434. The completed trial included data from elderly volunteers receiving repeated doses and demonstrated that the drug was safe and well-tolerated, with an adverse event profile like adult volunteers. As was observed in healthy adult volunteers, no elderly subject experienced a serious adverse event or an adverse event that led to discontinuation of the study drug.

The findings built on the data from healthy volunteers announced in May 2019 at the American Academy of Neurology Annual Meeting.

Systemic exposure to the drug was comparable between elderly and healthy volunteers. This information, along with previous results in the Phase 1 study, indicate that clinically tested doses achieve concentrations in the brain that are comparable with those associated with efficacy in animal models of disease.

The Phase 1 Clinical Trial for ATH434 recruited healthy adult and elderly (≥ 65) volunteers with the primary goals of assessing the safety and tolerability of ATH434 after single and multiple oral dose administration. Secondary goals included evaluating pharmacokinetics in plasma and cerebrospinal fluid that enabled determination of how ATH434 is absorbed and metabolized by the body.

Growing scientific interest for ATH434

In May, data on ATH434 was presented at the American Academy of Neurology virtual meeting. Chief Medical Officer & Senior VP Clinical Development, Dr David Stamler made the virtual presentation as part of the Parkinson’s Disease Interventions and Clinical Trials session.

The presentation was based on an abstract entitled A Phase 1 Study of PBT434, a Novel Small Molecule Inhibitor of a-Synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology.

In September, Dr Stamler presented a poster titled: A First in Human Study of PBT434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France. The poster presented findings from the completed Phase 1 trial of ATH434.

After the reporting period, Alterity announced that new clinical and experimental pharmacology data was selected for presentation at the 2020 International Congress of Parkinson’s Disease and Movement Disorders and the American Neurological Association’s 2020 Annual Meeting.

New animal data from the laboratory of Dr. Nadia Stefanova, Professor of Translational Neurodegeneration Research at the Medical University of Innsbruck, independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor performance in an animal model of MSA.

In addition, cardiac safety data based on the evaluating electrical activity in the heart will be presented. The data reinforce previous safety findings from the Phase 1 clinical study that ATH434 was generally well tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The new data indicate that there is no evidence of cardiac liability at clinically tested doses.

Candidate product discovery and translational biology programs

Important to maintaining a competitive advantage in the biopharmaceutical field is the ability for continuous improvement and innovation in the discovery of novel product candidates. The Alterity research team is making significant progress in evaluating new chemical scaffolds that have potential to intercede in various disease processes.

Alterity Therapeutics Limited

Review of operations and activities

30 June 2020

(continued)

Candidate product discovery and translational biology programs (continued)

Using structure-activity relationship insights that have been developed over years of testing and validation by Alterity scientists, innovative patentable chemical compounds are being generated. These compounds are initially screened for activity in biological systems relevant to candidate diseases we are targeting. New screens are being investigated that will assess the ability of a compound to intercede in the pathogenic steps thought to underlie the target disease process, such as protein aggregation and hyperphosphorylation as well as downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program will be tested in relevant animal models of Parkinsonian diseases and other neurodegenerative diseases.

In addition to ATH434, the company continues to explore non-neurological options for the zinc ionophore PBT2, including potential use as an antimicrobial agent.

Results of operations

The Group reported a loss for the year of $10,059,684 (2019: $12,337,830). The loss is after fully expensing all research and development costs.

Other income

We had other income of $3,396,726 (2019: $4,951,167) relating to a 43.5% tax incentive rebate for eligible research and development activities. In addition to this, the Group also received $122,729 relating to COVID-19 relief consisting of the eligible cash flow boost grants and state level payroll tax refund and waivers.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition, development of patents, salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses (including research and development expenses paid to related parties) decreased to $10,098,049 for the year ended 30 June 2020 from $12,983,185 for the year ended 30 June 2019, a decrease of $2,885,136, or 22%. The decrease in research and development expenses in the year ended 30 June 2020 is primarily due to the decreased research and development activities in relation to the Group’s lead product candidate ATH434 following the completion of the Phase I study in FY19.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on 1 July 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

●	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the year ended 30 June 2020, we recorded $3,396,726 as receivable with respect to funds we will receive in relation to the 2020 financial year under the research and development incentive scheme.

Alterity Therapeutics Limited

Results of operations

30 June 2020

(continued)

Results of operations (continued)

Research and development expenses (continued)

On 5 December 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41% and the maximum refund would be capped at $4m (exclusive of expenditure incurred relating to clinical trial activities). As at 30 June 2020, the bill remains under review by the Senate Committee

Management does not consider the rate reduction or the refund cap to be substantially enacted as at 30 June 2020 due to the continued legislative debate in Parliament. The Group has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

Financial position and capital resources

As at 30 June 2020, the Group had cash reserves of $9,196,892 (30 June 2019: $14,399,904). For the years ended 30 June 2020 and 30 June 2019, we incurred an operating loss of $10,059,684 and $12,337,830, respectively, and an operating cash outflow of $9,431,122 and $13,954,818, respectively.

Cash flows

Net cash used in operating activities was $9,431,122 and $13,954,818 during the years ended 30 June 2020 and 30 June 2019, respectively. Our payments to suppliers and employees during the years ended 30 June 2020 and 30 June 2019 were $14,363,974 and $17,325,579, respectively. The steep decrease in net cash used in operating activities for the year ended 30 June 2020 compared to the year ended 30 June 2019 was due to the reduced research and development expenditure relating to the Group’s lead product candidate ATH434 following completion of the Phase 1 clinical trial in July 2019. During the years ended 30 June 2020 and 30 June 2019, our payments to suppliers and employees was partially offset by interest income of $19,162 and $119,089 respectively.

Alterity Therapeutics Limited

ACN 080 699 065

Consolidated financial statements - 30 June 2020

These consolidated financial statements are for the Group consisting of Alterity Therapeutics Limited and its subsidiaries. A list of major subsidiaries is included in note 17.

The consolidated financial statements are presented in the Australian currency.

Alterity Therapeutics Limited is a company limited by shares, incorporated and domiciled in Australia.

Its registered office is:

Level 3, 62 Lygon Street

Carlton Victoria 3053

Its principal place of business is:

Level 3, 460 Bourke Street

Melbourne Victoria 3000

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2020

		2020	2019
	Notes	$	$

Interest income	2	17,117	108,538
Other income	2	3,519,455	4,951,167

Expenses
Intellectual property expenses		(352,922)	(322,097)
General and administration expenses	3	(3,446,139)	(4,308,352)
Research and development expenses	3	(10,098,049)	(12,983,185)
Other operating expenses		(44,217)	(132,965)
Other gains/(losses)	3	333,055	349,064
Forfeited options from reserves		12,016	-
Loss before income tax		(10,059,684)	(12,337,830)

Income tax expense	4	-	-
Loss for the year		(10,059,684)	(12,337,830)

Other comprehensive income
Other comprehensive income for the year, net of tax		-	-

Total comprehensive loss for the year		(10,059,684)	(12,337,830)

		Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic loss per share	20	(1.12)	(2.00)
Diluted loss per share	20	(1.12)	(2.00)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

As at 30 June 2020

		30 June	30 June
		2020	2019
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		9,196,892	14,399,904
Trade and other receivables	5(a)	3,458,437	4,829,497
Other current assets	6(a)	578,136	631,769
Total current assets		13,233,465	19,861,170

Non-current assets
Property, plant and equipment		39,503	48,748
Right-of-use assets	8(a)	31,866	-
Total non-current assets		71,369	48,748

Total assets		13,304,834	19,909,918

LIABILITIES
Current liabilities
Trade and other payables	5(c)	2,069,604	2,718,174
Provisions	6(b)	612,039	601,995
Lease liabilities	8(a)	32,879	-
Total current liabilities		2,714,522	3,320,169

Non-current liabilities
Provisions	6(b)	41,514	34,976
Lease liabilities	8(a)	868	-
Total non-current liabilities		42,382	34,976

Total liabilities		2,756,904	3,355,145

Net assets		10,547,930	16,554,773

EQUITY
Contributed equity	7(a)	160,703,754	156,632,636
Reserves	7(c)	866,121	1,158,975
Accumulated losses	7(b)	(151,021,945)	(141,236,838)

Total equity		10,547,930	16,554,773

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2020

		Attributable to owners of
		Alterity Therapeutics Limited
		Contributed		Accumulated	Total
		equity	Reserves	losses	equity
	Notes	$	$	$	$

Balance at 1 July 2018		143,910,328	1,753,954	(129,583,125)	16,081,157

Loss for the year		-	-	(12,337,830)	(12,337,830)
Total comprehensive loss for the year		-	-	(12,337,830)	(12,337,830)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	7(a)	13,084,629	-	-	13,084,629
Share-based payment expenses		-	89,138	-	89,138
Transaction costs		(362,321)	-	-	(362,321)
Expired options		-	(684,117)	684,117	-
		12,722,308	(594,979)	684,117	12,811,446

Balance at 30 June 2019		156,632,636	1,158,975	(141,236,838)	16,554,773

Balance at 1 July 2019		156,632,636	1,158,975	(141,236,838)	16,554,773

Initial adoption of AASB 16	22(a)	-	-	(6,261)	(6,261)
Restated total equity at 1 July 2019		156,632,636	1,158,975	(141,243,099)	16,548,512

Loss for the year		-	-	(10,059,684)	(10,059,684)
Total comprehensive loss for the year		-	-	(10,059,684)	(10,059,684)

Transactions with owners in their capacity
as owners:
Issue of ordinary shares	7(a)	4,363,886	-	-	4,363,886
Transaction costs		(292,768)	-	-	(292,768)
Expired options		-	(280,838)	280,838	-
Forfeited options reversed to profit or loss		-	(12,016)	-	(12,016)
		4,071,118	(292,854)	280,838	4,059,102

Balance at 30 June 2020		160,703,754	866,121	(151,021,945)	10,547,930

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

For the year ended 30 June 2020

		2020	2019
	Notes	$	$
Cash flows from operating activities
Payments to suppliers and employees		(14,363,974)	(17,325,579)
R&D tax incentive refund		4,824,880	3,251,672
Interest paid		(3,878)	-
COVID-19 government relief		92,688	-
Interest received		19,162	119,089
Net cash (outflow) from operating activities	9(a)	(9,431,122)	(13,954,818)

Cash flows from investing activities
Payments for property, plant and equipment		(16,744)	(7,022)
Net cash (outflow) from investing activities		(16,744)	(7,022)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	7(a)	4,363,886	13,084,629
Transaction costs relating to issue of equity	7(a)	(292,768)	(362,320)
Principle elements of lease payments		(89,241)	-
Net cash inflow from financing activities		3,981,877	12,722,309

Net (decrease) in cash and cash equivalents		(5,465,989)	(1,239,531)
Cash and cash equivalents at the beginning of the financial year		14,399,904	15,235,556
Effects of exchange rate changes on cash and cash equivalents		262,977	403,879
Cash and cash equivalents at end of year		9,196,892	14,399,904

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

How numbers are calculated

This section provides additional information about those individual line items in the consolidated financial statements that the directors consider most relevant in the context of the operations of the entity, including:

(a)	accounting policies that are relevant for an understanding of the items recognised in the financial statements. These cover situations where the accounting standards either allow a choice or do not deal with a particular type of transaction
(b)	analysis and sub-totals, including segment information
(c)	information about estimates and judgements made in relation to particular items.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

1 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group’s activities are predominantly within Australia and cover research into Parkinsonian and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

2 Interest and other income

	2020	2019
	$	$

Interest income	17,117	108,538
R&D tax incentive	3,396,726	4,951,167
COVID-19 relief	122,729	-
	3,536,572	5,059,705

Interest income is recognised on a time proportion basis using the effective interest method.

Other income consists of R&D tax incentive and COVID-19 relief.

As the Group is still in the early stage of research and development for its products, it has neither generated revenue from contracts with customers, nor decided on the revenue strategy (licensing, sale of pharmaceutical products) for when the development phase is completed. For the year ended 30 June 2020, the Group had no revenue from contracts with customers (2019: nil).

The COVID-19 relief relates to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy. This COVID-19 relief consists of the eligible cash flow boost grants and state level payroll tax refund and waivers. The Company has recognised this relief as part of government grants in line with AASB 120.

Critical judgements in calculating R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. In the prior period the Group obtained a ruling from the ATO on matters of eligibility. The Group has determined the current financial year R&D tax incentive eligibility and the receivable as at 30 June 2020 on the same basis. However, as at the date of this preliminary financial report, the Group has not yet received a ruling from the ATO with respect to the current financial year eligibility. For the year ended 30 June 2020 the Group has recorded an item in other income of $3,396,726 (2019: $4,951,167) to recognise this amount which relates to this financial year.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

3 Loss for the year

	2020	2019
	$	$

Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	25,988	29,696
Depreciation on leased assets	86,439	-
Employee expenses (non R&D related)	617,889	735,775
Consultant and director expenses	742,390	1,477,369
Audit, internal control and other assurance expenses	217,506	208,972
Corporate compliance expenses	384,705	470,294
Insurance expenses	628,060	448,769
Office rental	72,757	132,836
Other administrative and office expenses	670,405	804,641
	3,446,139	4,308,352

Research and development expenses
Employee expenses	2,698,139	2,645,512
Other research and development expenses	7,399,910	10,337,673
	10,098,049	12,983,185

Other operating expenses
Foreign exchange (gain)/loss	(333,055)	(349,064)
	(333,055)	(349,064)

4 Income tax expense

(a) Income tax expense

No income tax expense has arisen in the current or prior years from either current or deferred taxation.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

4 Income tax expense (continued)

(b) Numerical reconciliation of income tax expense to prima facie tax payable

	2020	2019
	$	$

Profit(Loss) from continuing operations before income tax expense	(10,059,684)	(12,337,830)
Tax at the Australian tax rate of 27.5% (2019 - 27.5%)	(2,766,413)	(3,392,903)
Tax at the oversea tax rate of 21.0% (2019 - 35.0%)	(18,308)	19,045
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Income non-assessable	(13,750)	-
Research and development expenditure (net of tax incentive)	1,213,502	1,688,887
Entertainment	792	1,730
Share-based payment	(3,304)	24,513
Other non-deductible expenses	164,367	119,002
	(1,423,114)	(1,539,726)

Future tax benefits not recognised as an asset	1,423,114	1,539,726
Income tax expense	-	-

(c) Tax losses

	2020	2019
	$	$

Unused tax losses for which no deferred tax asset has been recognised	138,131,645	130,709,461
Potential tax benefit at 27.5% - Australia & 21.0% - Overseas	37,986,202	35,913,682

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2020, the Group had a potential tax benefit related to tax losses carried forward of $138,131,645 (2019: $130,709,461). Such amount includes net profit of $95,446 related to subsidiaries in the United States (U.S.). For tax years beginning after December 31, 2017, the graduated corporate tax rate structure was eliminated and corporate taxable income are to be taxed at 21% flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $138,131,645.

As at balance date, there are unrecognised tax losses with a benefit of approximately $37,986,202 (2019: $35,913,682) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

●	The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

●	The Group companies continue to comply with the conditions for deductibility imposed by the law; and

●	No changes in tax legislation adversely affect the Group companies from realising the benefit.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

4 Income tax expense (continued)

(d) Unrecognised temporary differences

	2020	2019
	$	$

Temporary differences for which no deferred tax asset has been recognised as recovery is not probable
Section 40-880 deductions	711,057	418,289
Accruals and provisions	1,311,799	1,105,153
Foreign exchange	(262,977)	(403,879)
Lease liabilities	33,747	-
	1,793,626	1,119,563

Unrecognised deferred tax relating to the above temporary differences	493,247	307,880

Future benefits attributable to net temporary differences have not been brought to account, as the Directors do not regard the realisation of such benefits as probable.

5 Financial assets and financial liabilities

This note provides information about the Group’s financial instruments, including:

●	an overview of all financial instruments held by the Group

●	specific information about each type of financial instrument

●	accounting policies (where relevant)

●	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved (if any).

(a) Trade and other receivables

	30 June			30 June
	2020			2019
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$

R&D tax incentive receivable	3,397,116	-	3,397,116	4,825,270	-	4,825,270
Other income	12,584	-	12,584	2,129	-	2,129
Goods and services tax receivable	48,737	-	48,737	2,098	-	2,098
	3,458,437	-	3,458,437	4,829,497	-	4,829,497

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 2.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

5 Financial assets and financial liabilities (continued)

(a) Trade and other receivables (continued)

(i) Classification as trade and other receivables

Trade and other receivables are amounts due from external parties for entitlements that arise during the ordinary course of business. They are generally due for settlement within 365 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. The Group’s impairment and other accounting policies for trade and other receivables are outlined in notes 11(b) and 22(j) respectively.

(ii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iii) Impairment and risk exposure

Information about the impairment of trade and other receivables, their credit quality and the Group’s exposure to foreign currency risk, interest rate risk and credit risk can be found in note 11(a) and 11(b).

(b) Cash and cash equivalents

	30 June	30 June
	2020	2019
	$	$

Cash at bank and in hand	9,004,179	11,194,862
Deposits at call	192,713	3,205,042
	9,196,892	14,399,904

(i) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest. See note 22(i) for the Group’s other accounting policies on cash and cash equivalents.

(c) Trade and other payables

		30 June			30 June
		2020			2019
			Non-			Non-
		Current	current	Total	Current	current	Total
	Notes	$	$	$	$	$	$

Trade payables		954,033	-	954,033	1,693,885	-	1,693,885
Accrued expenses	5(c)(i)	1,104,609	-	1,104,609	1,012,569	-	1,012,569
Other payables		10,962	-	10,962	11,720	-	11,720
		2,069,604	-	2,069,604	2,718,174	-	2,718,174

Trade payables are unsecured and are usually paid within 30 days of recognition.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

5 Financial assets and financial liabilities (continued)

(c) Trade and other payables (continued)

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(i) Accrued expenses

	30 June			30 June
	2020			2019
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$

R&D accruals	843,419	-	843,419	752,156	-	752,156
Other accrued expenses	261,190	-	261,190	260,413	-	260,413
	1,104,609	-	1,104,609	1,012,569	-	1,012,569

6 Non-financial assets and liabilities

This note provides information about the group’s non-financial assets and liabilities, including:

(a) Other current assets

	30 June	30 June
	2020	2019
	$	$

Prepayments	567,884	621,737
Others	10,252	10,032
	578,136	631,769

(b) Provisions

	30 June			30 June
	2020			2019
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$

Annual leave	285,360	-	285,360	245,804	-	245,804
Long service leave	326,679	41,514	368,193	356,191	34,976	391,167
	612,039	41,514	653,553	601,995	34,976	636,971

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 22(r) to this report.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

6 Non-financial assets and liabilities (continued)

(b) Provisions (continued)

(i) Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. Majority of the balance is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

(ii) Movements in provisions

	Annual leave	Long service leave	Total
2020	$	$	$

Carrying amount at start of year	245,804	391,167	636,971
- additional provisions recognised	278,686	40,017	318,703
Amounts used during the year	(240,734)	(62,991)	(303,725)
Change in foreign exchange	1,604	-	1,604
Carrying amount at end of year	285,360	368,193	653,553

7 Equity

(a) Contributed equity

		30 June	30 June	30 June	30 June
		2020	2019	2020	2019
	Notes	Shares	Shares	$	$

	7(a)(i),
Ordinary shares - fully paid	7(a)(ii)	1,037,358,032	860,837,432	160,703,754	156,632,636

(i) Movements in ordinary shares:

Details	Number of shares	$

Opening balance 1 July 2018	533,891,470	143,910,328
Shares issued during the year	326,945,962	13,084,628
Transaction costs	-	(362,320)
Balance 30 June 2019	860,837,432	156,632,636
Shares issued during the year	176,520,600	4,363,886
Transaction costs	-	(292,768)
Balance 30 June 2020	1,037,358,032	160,703,754

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

7 Equity (continued)

(a) Contributed equity (continued)

(i) Movements in ordinary shares: (continued)

			Issue price	Amount
2020	Details	Number	$	$

31-Jul-19	Issue of shares under ATM facility	7,962,060	0.035	277,812
21-Nov-19	Issue of shares under ATM facility	3,814,380	0.025	94,694
15-Jan-20	Issue of shares under ATM facility	758,040	0.019	14,230
16-Jan-20	Issue of shares under ATM facility	12,244,020	0.020	249,402
17-Jan-20	Issue of shares under ATM facility	6,754,020	0.018	123,717
27-Mar-20	Issue of shares under ATM facility	7,042,920	0.017	120,239
25-May-20	Issue of shares under ATM facility	137,945,160	0.025	3,483,792
		176,520,600		4,363,886

			Issue price	Amount
2019	Details	Number	$	$

13-Jul-18	Issue of shares under ATM Facility	3,083,580	0.054	166,086
4-Jan-19	Issue of shares under ATM Facility	15,789,360	0.047	749,614
4-Feb-19	Issue of shares under ATM Facility	1,912,440	0.041	78,508
21-Mar-19	Issue of shares under ATM Facility	7,930,740	0.054	430,346
21-Mar-19	Issue of shares under ATM Facility	3,723,120	0.045	169,064
21-Mar-19	Issue of shares under ATM Facility	156,000	0.047	7,341
21-Mar-19	Issue of shares under ATM Facility	1,014,240	0.043	43,544
8-Apr-19	Issue of shares under strategic investment by LifeBiosciences LLC	269,905,533	0.039	10,526,318
8-Apr-19	Issue of shares to sophisticated and professional investors	23,430,949	0.039	913,807
		326,945,962		13,084,628

(ii) Ordinary shares

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

7 Equity (continued)

(b) Accumulated losses

Movements in accumulated losses were as follows:

	30 June	30 June
	2020	2019
	$	$

Balance at the beginning of the year	141,236,838	129,583,125
Impact of initial adoption of AASB 16	6,261	-
Net loss for the year	10,059,684	12,337,830
Reclassification of expired options from reserves	(280,838)	(684,117)
Balance at the end of the year	151,021,945	141,236,838

(c) Reserves

		30 June	30 June	30 June	30 June
		2020	2019	2020	2019
Share based payment reserve	Notes	Options	Options	$	$

Options over fully paid ordinary shares	7(c)(i)	21,550,000	25,300,000	866,121	1,158,975
		21,550,000	25,300,000	866,121	1,158,975

(i) Options over fully paid ordinary shares

During the year ended 30 June 2020, the following options over fully paid ordinary shares were issued to the directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan. For further details, see note 18. The tables below also presents the number of options issued, lapsed or expired during the year then ended.

Options forfeited during the year

			Amount
2020	Details	Number	$

30-Sep-19	Options forfeited during the year	(150,000)	(5,150)
30-Jan-20	Options forfeited during the year	(200,000)	(6,866)
	Total expense for forfeited options reversed to profit or loss	(350,000)	(12,016)

Options lapsed during the year

			Amount
2020	Details	Number	$

18-Feb-20	Options lapsed during the year	(2,000,000)	(166,284)
25-May-20	Options lapsed during the year	(1,400,000)	(114,554)
	Total expense for lapsed options reversed to accumulated losses	(3,400,000)	(280,838)

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

7 Equity (continued)

(c) Reserves (continued)

(i) Options over fully paid ordinary shares (continued)

There were no options over fully paid ordinary shares exercised during the current or prior year. There were no options over fully paid ordinary share forfeited during the prior year.

(ii) Warrants

		30 June	30 June	30 June	30 June
		2020	2019	2020	2019
Warrants	Notes	Warrants	Warrants	$	$

Short-term warrants		-	586,672,964	-	-
		-	586,672,964	-	-

On 9 April 2019, the Group issued a total of 586,672,964 two for one free-attaching warrants each with an exercise price of A$0.045 (4.5 cents), vested on 8 June 2019 and expiring on 19 December 2019. These warrants were issued as part of the strategic investment made by Life Biosciences LLC, and an accompanying placement with sophisticated investors. On 19 December 2019, the warrants expired without exercise.

(iii) Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to directors, employees and consultants but not exercised.

8 Leases

(i) Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2020	2019
	$	$

Right-of-use assets
Right-of-use assets	31,866	-
Lease liabilities
Current	32,879	-
Non-current	868	-
	33,747	-

Additions to the right-of-use assets during the current financial year were $29,827.

(ii) Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2020	2019
	$	$

Depreciation charge of right-of-use assets
Right-of-use assets	86,439	-

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

8 Leases (continued)

(ii) Amounts recognised in the statement of profit or loss (continued)

	2020	2019
	$	$

Interest expense	3,877	-
Expenses relating to short-term leases (included in general and administration expenses)	46,913	-
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	25,844	-

The total cash outflow for leases in 2020 was $165,875.

(iii) The group’s leasing activities and how these are accounted for

The Group has adopted AASB 16 Leases during the year ended 30 June 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying AASB 16 is accounted for as an adjustment to equity at the start of the current financial year in which it was first applied, known as the ‘date of initial application’. Refer to note 22(a) for further details.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease year so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date, less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

9 Cash flow information

(a) Reconciliation of profit after income tax to net cash inflow from operating activities

		30 June	30 June
		2020	2019
	Notes	$	$

Loss for the year		(10,059,684)	(12,337,830)
Adjustment for:
Depreciation on fixed assets		25,988	29,696
Depreciation on leased assets		86,439	-
Non-cash employee benefits expense - share-based payments		(12,016)	89,138
Net foreign exchange differences		(262,977)	(403,879)
Change in operating assets and liabilities:
Increase/(decrease) in provisions		16,582	47,362
Increase/(decrease) in trade and other receivables		1,371,060	(1,677,087)
Increase/(decrease) in other current assets		53,633	(365,144)
(Increase)/decrease in trade and other payables		(648,570)	662,926
(Increase)/decrease in other current liabilities		(1,577)	-
Net cash outflow from operating activities		(9,431,122)	(13,954,818)

(b) Non-cash investing and financing activities

There have been no non-cash investing and financing activities during the current and prior year.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

Risk

This section of the notes discusses the group’s exposure to various risks and shows how these could affect the group’s financial position and performance.

10	Critical estimates, judgements and errors	25
11	Financial risk management	25
12	Capital management	29

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

10 Critical estimates, judgements and errors

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the group’s accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) R&D tax incentive

Refer to note 2 for details.

(b) Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Refer to note 18 for more details.

11 Financial risk management

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

(a) Market risk

(i) Foreign exchange risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar (AUD). The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The Group is primarily exposed to changes in the currencies United States dollar (USD), British pound sterling (GBP) and the Euro (EUR). The following financial assets and liabilities are subject to foreign currency risk, all the amounts in the table below are displayed in AUD at year-end spot rates:

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

11 Financial risk management (continued)

(a) Market risk (continued)

(i) Foreign exchange risk (continued)

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2020			30 June 2019
	USD	EUR	GBP	USD	EUR	GBP
	$	$	$	$	$	$

Cash and cash equivalents	5,403,402	-	430	9,726,790	178	433
Trade and other payables	(562,710)	(12,245)	(4,337)	(1,196,358)	-	(35,242)
Total exposure	4,840,692	(12,245)	(3,907)	8,530,432	178	(34,809)

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments and there is no impact on other components of equity.

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

Based on the financial instruments held at 30 June 2020, had the Australian dollar weakened/strengthened by 2.17% (2019: 6.36%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$105,090 lower/higher (2019: A$542,116 lower/higher).

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

11 Financial risk management (continued)

(a) Market risk (continued)

(ii) Interest rate risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

	Weighted average effective interest rate	Floating interest rate	Fixed interest rate - within 1 year	Fixed interest rate - 1 to 5 years	Fixed interest rate - over 5 years	Non-interest bearing	Total
2020	%	$	$	$	$	$	$

Financial assets
Cash and cash equivalents	0.24	3,532,485	192,713	-	-	5,471,694	9,196,892
Receivables	-	-	-	-	-	3,458,437	3,458,437
Total financial assets		3,532,485	192,713	-	-	8,930,131	12,655,329

Financial liabilities
Trade and other payables	-	-	-	-	-	(2,069,604)	(2,069,604)
Lease liabilities	5.28	-	(32,879)	(868)	-	-	(33,747)
Total financial liabilities		-	(32,879)	(868)	-	(2,069,604)	(2,103,351)

2019

Financial assets
Cash and cash equivalents	0.42	1,400,257	3,205,042	-	-	9,794,605	14,399,904
Receivables	-	-	-	-	-	4,829,497	4,829,497
Total financial assets		1,400,257	3,205,042	-	-	14,624,102	19,229,401

Financial liabilities
Trade and other payables	-	-	-	-	-	(2,718,174)	(2,718,174)
Total financial liabilities		-	-	-	-	(2,718,174)	(2,718,174)

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

11 Financial risk management (continued)

(a) Market risk (continued)

(ii) Interest rate risk (continued)

There has been a decrease in the Group’s exposure to interest rate risk in the current year as the Group maintained a lower balance of financial assets which are exposed to the fluctuation in interest rates. The Group maintains the same manner in which it manages and measures its risk as it did in prior years.

Sensitivity

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

	Impact on post-tax loss
	2020	2019
	$	$

Interest rates - increase by 100 basis points	35,325	14,003
Interest rates - decrease by 100 basis points	(35,325)	(14,003)

(b) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

There has been no significant change in the Group’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represent the maximum credit exposure.

(i) Risk management

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2020. The Group’s most significant receivable comprises of the R&D tax incentive receivable from the Australian Taxation Office, part of the Australian Government which has a Standard and Poors Rating of AAA.

(ii) Impairment of financial assets

The Group has one type of financial asset subject to the expected credit loss model, being the trade and other receivables. While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and other receivables. The expected loss rates are based on the payment profiles over a period of 60 months before 30 June 2020 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. On that basis, the loss allowance as at 30 June 2020 was concluded as nil (2019:nil), as the Group has never experienced any write-offs from the Australian Taxation Office, in relation to its R&D incentive over the past 60 months.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

11 Financial risk management (continued)

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of financial liabilities

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount liabilities
At 30 June 2020	$	$	$	$	$	$	$

Trade and other payables	(2,069,604)	-	-	-	-	(2,069,604)	(2,069,604)
Lease liabilities	(16,440)	(16,439)	(868)	-	-	(33,747)	(33,747)
Total	(2,086,044)	(16,439)	(868)	-	-	(2,103,351)	(2,103,351)

At 30 June 2019
Trade and other payables	(2,718,174)	-	-	-	-	(2,718,174)	(2,718,174)
Total	(2,718,174)	-	-	-	-	(2,718,174)	(2,718,174)

12 Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 7(a), 7(b) and 7(c). By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

Additional information

This section of the notes includes additional information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the consolidated financial statements.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

13	Contingent liabilities and contingent assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group. As at balance sheet date, the Group had a bank guarantee of $42,713 (2019: $41,701) in relation to the head office lease.

14	Commitments

(a)	Non-cancellable operating leases

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	30 June	30 June
	2020	2019
	$	$

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	-	94,726
Later than one year but not later than five years	-	17,085
Later than five years	-	-
	-	111,811

The Group has adopted AASB 16 Lease from 1 July 2019 and the impact of adoption is disclosed in Note 22(a).

Payments associated with short-term leases are recognised on a straight-line basis as an expense in profit or loss. As of 30 June 2020, the short term leases mainly relate to the U.S office lease expiring on 31 October 2020 and the extension of 3 months to the Australian office lease expiring on 17 December 2020. The total short term leases as at 30 June 2020 amounted to $35,075 (2019: nil).

(b)	Remuneration commitments

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report on page that are not recognised as liabilities and are not included in the key management personnel compensation.

15	COVID-19 impact on business

The COVID-19 pandemic has caused uncertainty in global markets and its impact is unable to be reliably measured. However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the Group’s operations.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

16	Events occurring after the reporting period

As announced on 2 July 2020, the Group issued 47,646,000 shares at $0.0328 per share through the use of its “at market” (ATM) facility to fund working capital and progress its research and development activities.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

17	Related party transactions

(a)	Parent entity

Alterity Therapeutics Limited a company limited by shares that was incorporated in and is domiciled in Australia is the parent entity of the Group. The financial information for the parent entity is disclosed in note 21.

(b)	Subsidiaries

The parent entity has two wholly owned subsidiaries:

●	Alterity Therapeutics Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

●	Alterity Therapeutics UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

(c)	Key management personnel compensation

	2020	2019
	$	$

Short-term employee benefits	1,549,861	2,046,496
Post-employment benefits	48,947	41,062
Long-term benefits	20,528	23,016
Share-based payments	-	20,443
	1,619,336	2,131,017

(d)	Transactions with other related parties

There were no related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries during the year ended 30 June 2020.

18	Share-based payments

(a)	Employee and Consultant Plan

Equity based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Option Plan and the 2018 American Depository Receipts (ADS) Option Plan. These plans are to be used as a method of retaining key personnel for the growth and development of the Group’s intellectual property rights. At 30 June 2020, equity had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 9 employees and 5 consultants under the 2004 ASX Plan.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

18	Share-based payments (continued)

(a)	Employee and Consultant Plan (continued)

Under this plan, eligible employees and consultants are offered shares or share options at nil consideration. The amount of shares or options that will vest depends on specific conditions set out by the CEO, the Remuneration Committee or the full Board of Directors, where applicable. Once vested, the options remain exercisable until they expire.

(i)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2020	2019
	Number of	Number of
	shares	shares

Outstanding at the beginning of the year	13,277,715	13,277,715
Granted	-	-
Forfeited	-	-
Exercised Options	-	-
Outstanding at the end of the year	13,277,715	13,277,715

(ii)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Options

	2020		2019
	Average		Average
	exercise price		exercise price
	per share		per share
	option	Number of	option	Number of
	$	options	$	options

As at 1 July	0.12	25,300,000	0.19	25,216,490
Granted during the year	-	-	0.10	2,450,000
Forfeited/expired during the year	0.25	(3,750,000)	0.87	(2,366,490)
As at 30 June	0.10	21,550,000	0.12	25,300,000
Vested and exercisable at 30 June	0.10	21,550,000	0.12	25,300,000

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Expiry	Exercise	Share options	Share options
Series	Grant date	date	price	30 June 2020	30 June 2019

PBTAH	19-Feb-15	18-Feb-20	$0.26	-	2,000,000
PBTAR	27-May-15	25-May-20	$0.27	-	1,400,000
PBTAS	7-Jun-17	6-Jun-22	$0.07	7,000,000	7,350,000
PBTAAA	18-Dec-17	14-Dec-22	$0.11	13,850,000	13,850,000
PBTAI	1-Feb-18	31-Jan-23	$0.08	700,000	700,000
				21,550,000	25,300,000

Weighted average remaining contractual life of options outstanding at end of period				2.29	2.95

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

18	Share-based payments (continued)

(a)	Employee and Consultant Plan (continued)

(ii)	2004 Australian Employee, Directors and Consultants Share and Option Plan - Options (continued)

Life of the Option

The life is the time period from grant date through to expiry.

Share price volatility

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Model inputs

		Exercise	Share price at	Expected
		price	Grant date	share price	Years to	Dividend	Risk-free
Series	Grant date	$	$	volatility	expiry	yield	interest rate

PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	7-Jun-17	0.07	0.05	100%	5.00	0%	1.97%
PBTAAA	18-Dec-17	0.11	0.07	100%	5.00	0%	2.38%
PBTAI	1-Feb-18	0.08	0.06	100%	5.00	0%	2.24%

The closing share market price of an ordinary share of Alterity Therapeutics Limited on the Australian Securities Exchange at 30 June 2020 was $0.017 (2019: $0.03).

(b)	Options issued outside of the Employee and Consultant Plan

There were no options granted during the year ended 30 June 2020 and 30 June 2019 outside of the plan.

There are no options outstanding at 30 June 2020. All equity issued outside of the plan has been expensed in prior periods.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

19	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	2020	2019
	$	$

Audit and review of financial statements	194,900	279,622
Other audit services	60,000	20,800
Total remuneration for audit and other assurance services	254,900	300,422

Other audit services consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 and 2019 financial years. All services provided are considered audit services for the purpose of SEC classification.

20	Loss per share

(a)	Basic loss per share

	2020	2019
	Cents	Cents

Basic loss per share	(1.12)	(2.00)

(b)	Diluted loss per share

	2020	2019
	Cents	Cents

Diluted loss per share	(1.12)	(2.00)

(c)	Reconciliation of loss used in calculating loss per share

	2020	2019
	$	$
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	10,059,684	12,337,830
Diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	10,059,684	12,337,830

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

20	Loss per share (continued)

(d)	Weighted average number of shares used as the denominator

	2020	2019
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	894,872,224	615,772,236

(e)	Information concerning the classification of securities

Options and warrants that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

21	Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	30 June	30 June
	2020	2019
	$	$
Statement of financial position
Current assets	13,233,465	19,861,170
Non-current assets	(23,296)	235,803

Total assets	13,210,169	20,096,973

Current liabilities	2,740,398	3,316,609
Non-current liabilities	12,870	34,976

Total liabilities	2,753,268	3,351,585

Shareholders’ equity
Contributed equity	160,703,754	156,632,636
Reserves	866,121	1,158,975
Accumulated losses	(151,112,974)	(141,046,223)

Total equity	10,456,901	16,745,388

Statement of profit or loss and other comprehensive income
Loss for the year	(10,341,330)	(12,591,757)

Total comprehensive loss for the year	(10,341,330)	(12,591,757)

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies

This note provides a list of all significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of Alterity Therapeutics Limited and its subsidiaries.

(a)	Basis of preparation

These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Alterity Therapeutics Limited is a for-profit entity for the purpose of preparing the consolidated financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Alterity Therapeutics Limited Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

These consolidated financial statements have been prepared under the historical cost basis.

(iii) Use of estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. The Group’s future assessments of the impact of COVID-19 could result in material impacts to the Group’s consolidated financial statements in future periods.

(iv)	New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following Accounting Standards and Interpretations are most relevant to the Group:

1. AASB 16 Leases - impact of adoption

The Group has adopted AASB 16 retrospectively from 1 July 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

On adoption of AASB 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.20%.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(a)	Basis of preparation (continued)

(iv)	New and amended standards adopted by the Group (continued)

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 30 June 2020. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying AASB 16 for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an arrangement contains a Lease.

Measurement of Lease Liabilities	$

Operating lease commitments disclosed at 30 June 2019	111,811

Discounted using the lessee’s incremental borrowing rate of at the date of initial application	108,028
Less short-term lease not recognised as a liability (1)	(13,290)
Lease liability recognised as at 1 July 2019	94,738

Of which are:
Current lease liability	77,665
Non-current lease liability	17,073
94,738

Right of use of asset increased by	88,477
Lease liability increased by	94,738
The net impact on retained earnings on 1 July 2019 was a decrease of	(6,261)

(1)	The practical expedient guidelines permit operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases.

On impact of adoption, the right-of-use assets of A$88,477 are classified under right-of-use assets, the corresponding current lease liability of A$77,665 and the non-current lease liability of A$17,073 in the consolidated statement of financial position.

(v)	New standards and interpretations not yet adopted

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting years and on foreseeable future transactions.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(a)	Basis of preparation (continued)

(vi)	Going concern basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. The Group has incurred recurring losses since inception, including a loss of $10,059,684 for the year ended 30 June 2020 (2019: $12,337,830). The Company also incurred an operating cash outflow of $9,431,122 (2019: $13,954,818). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs, and as a result, this may cast significant doubt about the entity’s ability to continue as a going concern for one year from the date of the issuance of its consolidated financial statements for the year ended June 30, 2020. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

The continuing viability of the Group is dependent on its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The directors intend to raise new equity funding within the next six months to enable progression of the Group’s planned research and development programs, however there is uncertainty associated with our ability to execute raisings at the time and amount needed to meet the Group’s requirements.

The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects.

Management and the directors believe the Group will be successful in the above matters and accordingly have prepared the financial report on a going concern basis, notwithstanding there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB).

(b)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alterity Therapeutics Limited as at 30 June 2020 and the results of all subsidiaries for the year then ended. Alterity Therapeutics Limited and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Alterity Therapeutics Limited.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsonian and other neurodegenerative disorders.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars ($), which is Alterity Therapeutics Limited’s functional and presentation currency.

(ii)	Transactions and balances

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in the statement of profit or loss and other comprehensive income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the end of the respective reporting period.

●	income and expenses for each consolidated income statement and consolidated statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

(e)	Revenue recognition

Interest income is recognised on a time proportion basis using the effective interest method.

(f)	Income tax

The income tax expense or revenue for the period is the tax payable/receivable on the current period’s taxable income/loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(f)	Income tax (continued)

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group’s business (research and development) and its history of losses.

(g)	Leases

The accounting policies for the Group’s lease recognition are explained in note 8.

(h)	Impairment of assets

At each reporting date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(h)	Impairment of assets (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

(i)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(j)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. See note 5(a) for further information about the Group’s accounting for trade receivables and note 11(b) for a description of the Group’s impairment policies.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(k)	Investments and other financial assets

(i)	Classification

From 1 July 2019, the Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of profit or loss.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

(iv)	Impairment

From 1 July 2019, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 11(b) for further details.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(l)	Options

Options recorded as equity instruments under AASB 132 are valued at the value of consideration received in equity. At each reporting date, the options classified as equity are not remeasured for changes in fair value.

(m)	Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting year in which they are incurred.

(n)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(p)	Share-based payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2018 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 18.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(p)	Share-based payments (continued)

The fair value of options granted under the 2004 Australian & 2018 US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

(q)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(r)	Employee benefits

(i)	Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the consolidated statement of financial position.

The Group’s obligations for annual leave are presented as part of provisions in the consolidated statement of financial position. The obligations are presented as current liabilities in the consolidated statement of financial position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2020

(continued)

22	Summary of significant accounting policies (continued)

(r)	Employee benefits (continued)

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave is not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. It is therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting year, regardless of when the actual settlement is expected to occur.

(s)	Contributed equity

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(t)	Loss per share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(u)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.